United States securities and exchange commission logo





                             February 9, 2023

       Brendan Wallace
       Chief Executive Officer
       Fifth Wall Acquisition Corp. III
       1 Little West 12th Street
       4th Floor
       New York, NY 10014

                                                        Re: Fifth Wall
Acquisition Corp. III
                                                            Registration
Statement on Form S-4
                                                            Filed January 13,
2023
                                                            File No. 333-269231

       Dear Brendan Wallace:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed January 13, 2023

       Cover Page

   1. Revise your disclosure regarding the exchange ratio to more clearly explain the term and to provide stockholders
with a better understanding of the expected exchange ratio or range. Revise to
disclose the expected ownership percentages following the transactions of the FWAC
stockholders, MIC stockholders, the sponsor and its affiliates, and related parties, both inclusive
and exclusive of financing transactions.
       Frequently Used Terms, page 2

   2. Although we do not object to the inclusion of the glossary, please revise to ensure that your disclosures are in
plain English and are clear without frequent reliance on defined
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         terms or reference to other documents. As examples only, it is not clear why there is a need for a defined term of "Agreement End Date" when it is defined as just a date, or why the first portion of the definition "Exchange Ratio" refers to a formula to calculate a quotient rather than stating the resulting amount.
3. Please revise your disclosure to clarify that adjusted funds from operations (AFFO) and funds from operations (FFO) is each a non-GAAP measure. In addition, revise the definition of "Bombe", both here and at first use, to clearly explain the affiliation of such entity with Mr. Chavez, MIC's CEO. Please revise the definition of "Initial PIPE
         Investor," here, as well as in the letter to FWAC shareholders and MIC stockholders, to clarify that it is controlled by Mr. Osher, a director of MIC, and similarly revise disclosures on pages 26 and 189.
Market and Industry Information, page 15

4. We refer to your statements that there can be no assurance as to the accuracy of or completeness of third-party information, and that you have not independently verified any third-party information. These statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information. Questions and Answers
Q. How many votes do I have?, page 22

5. In your discussion of FWAC votes, please revise to clarify here that as a result of various agreements, only approximately 3.8% of the outstanding FWAC Class A shares held by public shareholders must vote in favor of the Merger Proposal in order for it to be approved. With respect to the MC shares, to the extent correct, revise to specify that the
         33.8% shares beneficially owned by MIC directors and officers are subject to a voting agreement.
Q. Do any of FWAC's directors or officers have interests that may conflict...?, page 24

6. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
7. Please revise to quantify the aggregate dollar amount, if any, of working capital loans extended to FWAC. Also quantify out-of-pocket expenses incurred by FWAC's officers and directors and their affiliates for which they are awaiting reimbursement. Please revise similar disclosure in your prospectus summary on pages 52-53 and in the section discussing the merger on pages 213-214.
Q. What equity stake will current FWAC shareholders...?, page 27

8. We note the sensitivity tables on pages 27 and 28, including a table row item labeled
         "Additional PIPE Investors" that appears to assume an additional $50 million in PIPE
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Fifth Wall Acquisition Corp. III
February 9, 2023
Page 3
         investments. Similarly, we note disclosure regarding the sources and uses of funds for the merger on pages 215-216 that appears to assume an additional $50 million in PIPE investments. Please revise where appropriate to disclose whether you have initiated substantive discussions regarding any additional PIPE investments. Identify the additional
         PIPE counterparty(ies), including their relationship to you, your sponsor, or MIC, disclose the material terms of the pending additional PIPE investment(s), and highlight material differences in the terms and price of securities issued at the time of the FWAC IPO as compared to these contemplated investments.
9. We note that the presented information excludes shares of New MIC common stock to be issued upon exercise of the New MIC common warrants. Please explain to us the rationale for this exclusion.
Questions and Answers about the MIC Meeting, page 39

10. Add a Q&A explaining the proposals for which you seek approval from MIC stockholders, similar to the Q&A beginning on page 32 for FWAC stockholders.
Summary Risk Factors, page 56

11. Please revise your summary risk factors to provide additional specificity as follows:
             Expand on the third bullet to disclose the amount of net loss for the prior two fiscal years.
             Add a bullet to disclose the risk of not being in compliance with financial covenants under MIC's revolving credit facility, as you further explain on page 81, which in turn may lead to an event of default. In this regard, we note that you state MIC currently expects it will not be in compliance with a financial covenant under the facility, which would lead to an event of default, and that if MIC's auditor includes a "going concern" explanatory paragraph in its report for MIC's financial statements for the year ending December 31, 2022, then this may also accelerate a default. Disclose the outstanding balance under this facility as of a recent date.
"New MIC may be subject to a new 1% U.S. federal excise tax....", page 112

12. We note the discussion of the Inflation Reduction Act on page 112 and the statement that the Excise Tax "could reduce the amount of cash available...such that the per-share redemption amount received by redeeming holders of New MIC Common Stock may be less than $10.00 per share." This appears to suggest that the proceeds held in the trust account could be subject to the Excise Tax, and that the redeeming holders will therefore receive a smaller amount from redemptions. Please also revise to explain whether there is
FirstName LastNameBrendan Wallace
       a risk that non-redeeming shareholders would bear the economic impact of the excise tax.
Comapany     NameFifth
       In this           Wall
                regard, we noteAcquisition Corp. III
                                your disclosures elsewhere in the prospectus,
such as on page 233,
       that9,assume
February             redemption
              2023 Page  3       prices would be $10 per share.
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Risks Related to Ownership of New MIC's Securities Following the Merger "Holders of New MIC Preferred Stock will have dividend, liquidation and other rights....", page
114

13. Please expand your disclosure to quantify the accrued and unpaid dividends on the MIC series A preferred stock and MIC series 1 preferred stock, respectively, as of the most recent practicable date, and state whether you expect to pay such amounts in connection with the transactions.
Proposal 2 - The Domestication Proposal
Vote Required for Approval, page 140

14. Please revise to disclose, if true, that under the terms of FWAC's memorandum and articles of association, holders of FWAC Class B Shares shall have ten votes for each
         FWAC Class B Share held, as you indicate on page 22, and holders of FWAC Class A
         Shares shall have one vote for each FWAC Class A Share held.
The Merger
Background of the Merger, page 167

15. Expand the discussion in the fourth paragraph on page 167 to explain whether the MIC board re-engaged with the four interested parties from the 2019 process, and if not, why it determined not to do so. We note that MIC received proposals from six potential investors and engaged in substantive negotiations with three interested parties, one of which is
         Bombe. Revise to explain what factors the MIC board considered in determining to move forward with negotiations with the three interested parties, and how it then further determined to enter into a transaction with Bombe. We also note your disclosure in Note
         M on page F-58 regarding settlement of litigation that occurred as a result of this transaction. Please revise to disclose the nature of the litigation claims addressed in the settlement agreement, and what consideration the MIC board gave to the litigation and the settlement as part of its consideration of potential transactions. Disclose whether MIC may still be subject to some claims and clarify the extent to which any assigned claims or other value may still be transferred or received.
16. We refer to your statement on page 168 that FWAC met with approximately 52 potential targets, and conducted additional due diligence with 12 companies. Please expand your discussion to explain the factors considered by the FWAC board in determining to contact these 52 companies, and how it determined to conduct additional diligence with respect to the 12 companies. In addition, explain whether FWAC entered into any type of arrangement (e.g., a preliminary letter of intent or a confidentiality agreement) with any of these companies. You should include a discussion of the industry of the
         twelve companies, why the FWAC board determined not to further pursue discussions with these companies, and when such determinations occurred.
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17. Please revise your disclosure on page 170 to identify the financial advisor who identified
         MIC as a potential acquisition target. In addition, expand your discussion to explain what factors the FWAC board considered in determining to execute a non-disclosure agreement with MIC and what was discussed at the August 2, 2022 meeting.
18. We note your references throughout pages 170-174 to the transaction consideration, or valuation, for MIC. Please revise to clarify when the original valuation was established, why the valuation changed over time, and what the final valuation included, as well as explaining negotiations regarding the forfeiture of shares by the sponsor. For example, please clarify whether the initial draft non-binding letter of intent sent on
         September 23, 2022 proposed financial terms for the potential business combination, and if so, specify such terms. In addition, please explain why the valuation changed as a result of meetings and discussions held between October 10, 2022, when the parties executed a non-binding term sheet including transaction consideration, and November 18, 2022, when the parties executed an updated non-binding letter of intent including updated transaction consideration. Finally, please specify the components of the final transaction consideration, and explain any material changes and the reasons for such changes as compared to the November 18 transaction consideration. In this regard, we note certain statements in the press release filed by FWAC under Form 8-K on December 14,
         2022, including that "FWAC   s sponsor has agreed to defer a portion
of its founder shares
         in an earn-out with vesting at significant premiums to FWAC   s
current share price
         [and]...a portion of the FWAC Sponsor   s founder shares will be
cancelled for no
         consideration."
19. Please substantially revise your disclosures in this section to identify the material terms negotiated for the non-binding letter of intent and term sheet, merger agreement and ancillary agreements, and how they evolved, including by quantifying the termination fee and expense reimbursement included in the initial draft of the merger agreement sent on
         November 30, 2022.
Recommendation of the FWAC Board and Its Reasons for the Merger and the Other Transactions, page 174

20. We note your disclosure on page 174 that the FWAC board, in reaching its resolution to recommend that FWAC's shareholders adopt the merger agreement and approve the merger, consulted with FWAC's financial advisors. Please identify FWAC's financial advisors and disclose the following:
             any fees the financial advisors will receive upon completion of the
             business combination and any amounts that are contingent upon completion of the transaction;
             any additional services the financial advisors or their affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction;
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                any services the financial advisors have provided to MIC or affiliates of the parties.
21. Please revise to address how the FWAC board took into account MIC's Up-C structure in recommending the transaction to FWAC stockholders for their approval. In this regard, we note Ms. Hogue's references to the Up-C structure in the video transcripts filed by
         FWAC pursuant to Rule 425 on January 17, 2023. We also note references to the Up-C structure on pages 43 and 50 of the investor presentation filed by FWAC under Form 8-K on January 13, 2023.
Opinion of B. Riley Securities, Inc., page 181

22.      Please revise to reconcile your disclosure regarding net asset value
(NAV). In this regard,
         we note your risk factor disclosure on page 72 that investors should not rely onMIC's estimated NAV per share as being an accurate measure of the current value of the shares of MIC common stock. However, B. Riley relied in part on NAV analyses to assess the fairness of the exchange ratio to MIC's common stockholders from a financial point of view, and you state on page 184 that "MIC believes that an NAV analysis may also be of significance to stockholders and other market participants...." We also note your statement
         on page 176 that the FWAC board reviewed third-party appraisals that served as the basis for MIC's most recent NAV per share, and your disclosure on page 187 that MIC had engaged CBRE, Inc. to conduct the appraisal.
23. Please revise to define FFO and explain why it was selected as a financial measure as opposed to alternative measures, such as net income calculated in accordance with
         GAAP.
24. Please revise to disclose note 1 and note 2 from the graphic included on page 185.
25. Please revise your disclosure on page 187 to specify the indicative range of the NAV of
         MIC and the implied per share value reference ranges for MIC calculated by B. Riley.
Certain MIC Projected Financial Information
Unaudited Financial Information, page 209

26. Please expand your disclosure of the non-GAAP financial measures used in your projections to more fully describe the nature of the expenses excluded from these measures and the impact those excluded expenses have on your operations.
27. We refer to your discussion on page 211 of various anticipated revenue increases for
         2023, which appear to amount to a total amount of revenue increases that is greater than the amount shown in the table on page 210. Please revise to reconcile your disclosures, or otherwise clarify.
Permitted Purchases of FWAC Securities, page 219

28. We refer to your disclosures on pages 58 and 219 stating that FWAC founders, advisors or their affiliates may purchase shares in negotiated transactions or in the open market, and
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         that the purpose of such purchases could be to vote the shares in favor of the merger and thereby increase the likelihood of obtaining shareholder approval. Please revise your disclosures to explain how such purchases and votes, as well as the provisions in ancillary agreements such as Exhibit 10.50, would comply with the requirements of Rule 14e-
         5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance
         and Disclosure Interpretation 166.01 for guidance.
Unaudited Pro Forma Condensed Combined Financial Information, page 221

29. We note that several of the adjustments to your pro forma income statement for the period ended December 31, 2021 recorded to present the impact of property acquisitions were determined by annualizing actual results from the date of acquisition through year end.
         Please tell us how you determined you were not required to calculate these adjustments based on actual amounts (i.e. actual results of operations from the pre-acquisition period).
U.S. Federal Income Tax Considerations, page 238

30. Please revise to clearly identify the disclosure in this section that is the opinion of the tax counsels with respect to the effects of the domestication and the merger, and revise to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also revise to remove statements "assuming" or "provided" the domestication qualifies as a F reorganization and the First Merger and Second Merger, taken together, qualify as a reorganization as described in Section 368(a) of the Code.
         Please make similar changes throughout your prospectus. Refer to Staff Legal Bulletin
         No. 19 for guidance.
Description of MIC's Business
Our Company, page 268

31. Please revise your discussion on page 268 to specify how RevPAS is calculated.
Recent Developments, page 280

32. We refer to your disclosure here that MIC engaged a third-party appraisal firm, and your disclosures elsewhere that B. Riley and the FWAC board reviewed appraisal values from
         CBRE. Please revise the prospectus as appropriate to discuss the range of assumptions used in the analyses determining NAV and include tabular disclosure providing the values for the properties. Please file a consent from CBRE, Inc.
Our Leases, page 281

33. We note that SP Plus Corporation leased properties that contributed approximately 60.5%
         of your parking rental revenue for the nine months ended September 30, 2022; and that your top five tenants represented approximately 91.5% of your rental revenue for the same period. Please expand your disclosure to clarify why you believe that you are not
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         dependent on any one tenant despite the concentration discussed above. In your revised disclosure please discuss the process involved in finding a suitable replacement tenant in the event that one of these tenants terminates their relationship with you or experiences insolvency.
34. You state on page 289 that you believe the New Lease Structure will result in
         "extreme diversification with proximity to multiple key demand drivers, where no single tenant operator will represent a significant risk exposure." Please expand your discussion to explain why the New Lease Structure is expected to lead to greater diversification. Add a discussion regarding whether your leases, whether under the New Lease Structure or otherwise, include provisions that allow tenants or other operators to terminate or modify the leases as a result of specified events, such as pandemics or other events.
Security Ownership of Certain Beneficial Owners and Management
Security Ownership of Certain Beneficial Owners and Management of FWAC and New MIC, page 342

35. Please revise the table on page 344 to reflect each of Mr. Mykhaylovskyy's and Mr.
         Wallace's beneficial ownership of FWAC as a result of interest held in the sponsor, or advise.
General

36. Please provide us with copies of the materials that the financial advisor for MIC prepared and shared with the MIC board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to such board. We may have additional comments after we review those materials.
37. We note that you are registering shares of New MIC common stock that are issuable upon conversion or redemption of OP common units. We also note your statement on page 8 and 47 that following the execution of the merger agreement, the limited partners of the operating partnership executed a written consent approving the merger, and that no further action by OP common unit holders is required to approve the merger. Please explain to us how the registration of such shares is consistent with Securities Act Section C&DI 239.13, or advise.
38. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further,
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       disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
39.    We note that Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, and
BofA
       Securities, Inc were underwriters for the initial public offering of FWAC. We also note press reports that certain of these firms are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these firms about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation
       owed to such firm for FWAC   s initial public offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameBrendan Wallace
                                                            Division of
Corporation Finance
Comapany NameFifth Wall Acquisition Corp. III
                                                            Office of Real
Estate & Construction
February 9, 2023 Page 9
cc:       Evan M. D'Amico
FirstName LastName